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                          August 18, 2023

       Vlad Vitoc
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 15,
2023
                                                            File No. 333-273984

       Dear Vlad Vitoc:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Blake J. Baron, Esq.